Exhibit 11 - Statement Re:  Computation of Earnings Per Share
                           (Unaudited)

                                               Three Months Ended March 31,
                                                     1996          1995

Average shares outstanding                          8,682          8,645


Net effect of dilutive stock options, based
  on the treasury stock method                         32             47
                                                   _______       _______

Total shares used in computation                    8,714          8,692


Net income                                         $4,445          4,252
                                                   =======       =======

Net income per share                               $  .51         $  .49
                                                   =======       =======


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